

September 13, 2016

Jorge J. Garcia
Senior Vice President and Comptroller
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

      Re: **Popular, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-34084

Dear Mr. Garcia:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibit 13.1

Adjusted Results of Operations – Non-GAAP Financial Measure, page 94

1. We note your reconciliation, which is prepared on a full condensed income statement basis, of U.S. GAAP to "Adjusted Results" (Non-GAAP) beginning on page 95. We also note similar Non-GAAP disclosures in your June 30, 2016 earnings release filed in a Form 8-K on July 26, 2016, and in your Form 10-Q for the period ended June 30, 2016 beginning on page 191. It appears that these disclosures are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic filing and earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the comment, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Reviewing Accountant
Office of Financial Services